

August 24, 2011

Via U.S. Mail
Mohamed Ayad, Chief Executive Officer
iSoft International Inc.
1 Ahmed Kamal St., Sidi Gaber
Alexandria 21311
EGYPT

> **Re: iSoft International Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 4, 2011**
> **File No. 333-174443**

Dear Mr. Ayad:

We have reviewed your revised registration statement and response letter, and we have the following comment.

General

1.   Please update the financial statements as appropriate to comply with Rule 8-08 of Regulation S-X, and revise related disclosures accordingly throughout the filing, including in Management's Discussion and Analysis. An updated consent of your independent registered public accounting firm should also be provided with the amended registration statement.

Please contact me at (202) 551-3483 with any questions. If you thereafter need assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Via Facsimile
Thomas E. Puzzo
Law Offices of Thomas E. Puzzo, PLLC